July 23, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C.  20549

Re:	USA Synthetic Fuel Corporation
Form RW with Respect to Withdrawal of
General Form for Registration of Securities on Form 10
File No. 000-54044

USA Synthetic Fuel Corporation (the “Company” ) hereby requests the withdrawal of its General Form for the Registration of Securities on Form 10 (“Registration Statement”) (File No. 000-54044), and all Exhibits attached thereto as filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2010.

The Company is requesting withdrawal of the Registration Statement and its Exhibits because of errors discovered in the Registration Statement submitted on July 22, 2010.

Accordingly, the Company hereby requests the withdrawal of the Registration Statement as of the date and time of the filing of this application for withdrawal. The Company requests the withdrawal of the Registration Statement for the reasons set forth above and on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company and its stockholders and consistent with the public interest and the protection of investors, as contemplated by The Securities Exchange Act of 1934.

No securities have been issued or sold under the Registration Statement.

Please call Mr. Harry H. Graves (Chairman of the Board of Directors) (513) 621-0077 with any questions you may have.

We would appreciate if you would please provide Mr. Graves a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (513) 621-5947.

Very truly yours,

USA Synthetic Fuel Corporation

By:	/s/ Harry H. Graves
Harry H. Graves
Chairman of the Board